Filed by VimpelCom Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company’s Commission File No.: 001-14522

The following are English translations of (i) a disclosure notice published on February 3, 2010, through a Russian news service pursuant to the tender offer and disclosure rules of the Russian Federation, and (ii) the voluntary tender offer document filed with the Federal Service for the Financial Markets of the Russian Federation on January 18, 2010, and published on February 3, 2010, on VimpelCom Ltd.’s website, http://www.vimpelcomlimited.com/ru/, pursuant to the tender offer and disclosure rules of the Russian Federation:

Disclosure of the Contents of a Voluntary or Mandatory Tender Offer Relating to the

Acquisition of Shares in an Open Joint Stock Company

Disclosure of the contents of a voluntary tender offer relating to the acquisition of shares issued in series and traded on an organized stock exchange

Disclosed Facts:

1.	The person making the voluntary tender offer (its full company name and registered address or his/her full name and place of residence, as the case may be):

VimpelCom Ltd., a company with its principal place of business at Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands.

2.	The company that issued the securities specified in the voluntary tender offer (its full company name and registered address):

Open Joint Stock Company Vimpel-Communications, 10, 8th March Street, Building 14, Moscow 127083, Russian Federation.

3.	The securities issued by such open joint stock company in series and specified in the voluntary tender offer (the type/class/series and number of the securities to be acquired):

•	Fifty one million two hundred eighty one thousand twenty two (51,281,022) uncertificated registered shares of common stock, registered under No. 1-02-00027-A; and

•	Six million four hundred twenty six thousand six hundred (6,426,600) Type A uncertificated registered preferred shares, registered under No. 2-01-00027-A.

4.	The date of filing the voluntary tender offer with the federal executive body responsible for the securities market:

January 18, 2010.

5.	The type of the tender offer filed with the federal executive body responsible for the securities market:

A voluntary tender offer under Article 84.2(1) of the Federal Law “On Joint Stock Companies” to acquire all securities issued by an open joint stock company in series.

6.	The purchase price of securities:

One hundredth of a ruble (RUR0.01) per uncertificated registered share of common stock or Type A uncertificated registered preferred share purchased.

7.	Form of payment of the purchase price of securities:

7.1.	Consideration for uncertificated registered shares of common stock:

Each seller of such securities will have the option to select payment either in cash or in kind, with American Depositary Receipts representing common shares in VimpelCom Ltd. which have:

•	CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 106;

•	International Securities Identification Number (ISIN) US92719A1060;

•	CFI (Classification of Financial Instruments) code ESVUFA; and

•	been issued by The Bank of New York Mellon, a New York banking corporation (or its office in London, U.K.),

each such depositary receipt representing one (1) common share in VimpelCom Ltd.

Twenty (20) depositary receipts representing common shares in VimpelCom Ltd. are offered in exchange for each uncertificated registered share of common stock of Open Joint Stock Company Vimpel-Communications purchased from such seller.

7.2.	Consideration for Type A uncertificated registered preferred shares:

Each seller of such securities will have the option to select payment either in cash or in kind, with American Depositary Receipts representing convertible preferred shares in VimpelCom Ltd. which have:

•	CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 205;

•	International Securities Identification Number (ISIN) US92719A2050;

•	CFI (Classification of Financial Instruments) code ESVTFA; and

•	been issued by The Bank of New York Mellon, a New York banking corporation (or its office in London, U.K.),

each such depositary receipt representing one (1) convertible preferred share in VimpelCom Ltd.

Twenty (20) depositary receipts representing convertible preferred shares in VimpelCom Ltd. are offered in exchange for each Type A uncertificated registered preferred share in Open Joint Stock Company Vimpel-Communications purchased from such seller.

8.	The period of acceptance of the voluntary tender offer:

Seventy (70) calendar days from the date of receipt of the voluntary tender offer by Open Joint Stock Company Vimpel-Communications.

9.	A document setting out the contents of the voluntary tender offer is published at:

http://www.vimpelcomlimited.com/ru/

10.	Such document setting out the contents of the voluntary tender offer was published on a web page on:

February 3, 2010

Signature:

For VimpelCom Ltd.

By:	/s/ ALEXANDER D. TARABRIN
Full Name:	Alexander D. Tarabrin
Title:	Authorized Representative
acting under an unnumbered power of attorney dated December 22, 2009

Date: February 3, 2010

[Stamp with the following text in italics:]

The Federal Service for Financial Markets

Mail Room

/s/ N.K. Kemarskaya

N.K. Kemarskaya

Jan. 18, 2010

VOLUNTARY TENDER OFFER

TO PURCHASE SECURITIES

ISSUED BY AN OPEN JOINT STOCK COMPANY

Name of the individual/entity making the voluntary tender offer: VimpelCom Ltd.

Full company name of the open joint stock company that issued the securities specified in the voluntary tender offer: Open Joint Stock Company Vimpel-Communications

Type/class/series of the securities specified in the voluntary tender offer	Number of such securities which is specified in the voluntary tender offer
Uncertificated registered shares of common stock, registered under No. 1-02-00027-A	51,281,022 shares, constituting 100% of all such shares
Type A uncertificated registered preferred shares, registered under No. 2-01-00027-A	6,426,600 shares, constituting 100% of all such shares

Registered address of the person making the voluntary tender offer	Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands

Contact information of the person making the voluntary tender offer

Telephone:   +7 (495) 440-6324, +7 (495) 440-6325, +7 (495) 440-6345

Fax:              +7 (495) 440-6355

E-mail:          info@nrcreg.ru

Mailing address: VimpelCom Ltd., c/o NRC, 6 Veresaev Street, Moscow 121357, Russian Federation

/s/ Vladimir A. Markin
Vladimir A. Markin

Representative acting under an unnumbered power of attorney dated December 22, 2009

/s/ Alexander D. Tarabrin
Alexander D. Tarabrin

Representative acting under an unnumbered power of attorney dated December 22, 2009 (the title of the chief executive officer or another person who signs the voluntary tender offer on behalf of the person making such offer and the title and details of the document authorizing such other person to sign the voluntary tender offer on behalf of the person making such offer)

(Affix company seal here if a legal entity) Date: January 18, 2010

I. Information on the Joint Stock Company That Issued the Securities Specified in the Voluntary Tender Offer

1.1	Full company name	Open Joint Stock Company Vimpel-Communications

1.2	Abbreviated company name, if any	AO VimpelCom (“OJSC VimpelCom”)

1.3	Registered address	10, 8th March Street, Building 14, Moscow 127083, Russian Federation

1.4	Main State Registration Number (OGRN)	1027700166636

1.5	Taxpayer Identification Number (INN)	7713076301

1.6	Issuer’s code assigned by registration authorities	00027-A

1.7	Mailing address	10, 8th March Street, Building 14, Moscow 127083, Russian Federation

II. Information on the Person Making the Voluntary Tender Offer to Purchase Securities Issued by the Open Joint Stock Company in Series

2.1	Individual	No

2.2	Legal entity	Yes

2.3	Resident	No

2.4	Nonresident	Yes

If an individual:

2.5	Full name	Not applicable

2.6	Place of residence	Not applicable

If a legal entity:

2.7	Full company name	VimpelCom Ltd.

2.8	Abbreviated company name, if any	Not applicable

2.9	Registered address	Strawinskylaan 3051, 1077 ZX Amsterdam, the Netherlands (principal place of business)

2.10	Main State Registration Number (OGRN)	None; registration number 43271 in the jurisdiction of its organization (Bermuda)

2.11	Taxpayer Identification Number (INN)	None

2.12	Issuer’s code, if any, assigned by registration authorities	None

2.13	Information on the Number of Shares Owned by the Person Making the Voluntary Tender Offer in the Open Joint Stock Company

Number of shares owned by such person in the open joint stock company

2.13.1	Number of shares / percentage[1] of common stock	0 shares / 0.00%	2.13.2	Total number of shares / percentage[2] of preferred stock, including:	0 shares /0.00%
				(a) Type A (shares / %2)	0 shares /0.00%
				(b) Type (shares / %2)	Not applicable
				(c) Type (shares / %2)	Not applicable

2.14	Information on Each Person Which, Individually or Jointly with its Affiliates, Holds at Least 20% of the Voting Rights to Which All Members of the Highest Governing Body of the Legal Entity Making the Voluntary Tender Offer Are Entitled

2.15	If an individual:

Information on each individual who, individually or jointly with his/her affiliates, holds at least 20% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled

Percentage of the voting rights which is held by such individual, either individually or jointly with his/her affiliates, in the highest governing body of the legal entity referred to above
2.15.1.1	Full name	There is no such individual	2.15.1.3	Not applicable

2.15.1.2	Place of residence	Not applicable

2.15.2.1	Full name	There is no such individual	2.15.2.3	Not applicable

2.15.2.2	Place of residence	Not applicable

2.16	If a legal entity:

Information on each legal entity that, individually or jointly with its affiliates, holds at least 20% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled

Percentage of the voting rights which is held by such entity, either individually or jointly with its affiliates, in the highest governing body of the legal entity referred to above
2.16.1.1	Full company name	Altimo Holdings & Investments Ltd.	2.16.1.6	50%

2.16.1.2	Abbreviated name	Not applicable

2.16.1.3	Registered address	Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands

2.16.1.4	Main State Registration Number (OGRN)	None; registration number 178274 in the jurisdiction of its organization (British Virgin Islands)

2.16.1.5	Taxpayer Identification Number (INN)	None

2.16.2.1	Full company name	Telenor East Invest AS	2.16.2.6	50%

2.16.2.2	Abbreviated name	Not applicable

2.16.2.3	Registered address	Snarøyveien 30, N-1331 Fornebu, Norway

2.16.2.4	OGRN	None; registration number 976518209 in the jurisdiction of its organization (Norway)

2.16.2.5	INN	None

2.17	Information on Each Person Which Holds at Least 10% of the Voting Rights to Which All Members of the Highest Governing Body of the Legal Entity Making the Voluntary Tender Offer Are Entitled, and Which Is Registered in a Jurisdiction That Gives Favorable Tax Treatment and/or Does Not Require Disclosure or Provision of Information in Connection with Financial Transactions (a “Tax Haven”)

2.18	If an individual:

Information on each individual who holds at least 10% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled and who is registered in a tax haven

Percentage of the voting rights which is held by such individual in the highest governing body of the legal entity referred to above
2.18.1.1	Full name	There is no such individual	2.18.1.3	Not applicable

2.18.1.2	Place of residence	Not applicable

2.18.2.1	Full name	There is no such individual	2.18.2.3	Not applicable

2.18.2.2	Place of residence	Not applicable

2.19	If a legal entity:

Information on each legal entity that holds at least 10% of the voting rights to which all members of the highest governing body of the legal entity referred to above are entitled and that is registered in a tax haven

Percentage of the voting rights which is held by such entity in the highest governing body of the legal entity referred to above
2.19.1.1	Full company name	Altimo Holdings & Investments Ltd.	2.19.1.4	50%

2.19.1.2	Abbreviated name	Not applicable

2.19.1.3	Registered address	Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands

Information on each person which benefits from the ownership of shares in such legal entity registered in a tax haven (a “beneficiary”)			Percentage of the voting rights which is held by such beneficiary in the highest governing body of such legal entity registered in a tax haven
If the beneficiary is an individual

2.19.1.5	Full name	There is no such individual	2.19.1.7	Not applicable
2.19.1.6	Place of residence	Not applicable

2.19.1.8	Full name	There is no such individual	2.19.1.10	Not applicable
2.19.1.9	Place of residence	Not applicable

If the beneficiary is a legal entity

2.19.1.11	Full company name	Alja Investments Limited	2.19.1.16	2.193%

2.19.1.12	Abbreviated name	Not applicable

2.19.1.13	Registered address	Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

2.19.1.14	Main State Registration Number (OGRN)	None; registration number 357852 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.15	Taxpayer Identification Number (INN)	None

2.19.1.17	Full company name	Bardsley Investments Corp.	2.19.1.22	11.869%

2.19.1.18	Abbreviated name	Not applicable

2.19.1.19	Registered address	Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

2.19.1.20	OGRN	None; registration number 267942 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.21	INN	None

2.19.1.23	Full company name	Cotesmore Holdings Limited	2.19.1.28	18.604%

2.19.1.24	Abbreviated name	Not applicable

2.19.1.25	Registered address	1st Floor, Kings Court, Bay Street, N-3994, Nassau, Bahamas

2.19.1.26	OGRN	None; registration number 46824B in the jurisdiction of its organization (the Bahamas)

2.19.1.27	INN	None

2.19.1.29	Full company name	Dendar Investment Fund Limited	2.19.1.34	7.021%

2.19.1.30	Abbreviated name	Not applicable

2.19.1.31	Registered address	57/63 Line Wall Road, Gibraltar

2.19.1.32	OGRN	None; registration number 62307 in the jurisdiction of its organization (Gibraltar)

2.19.1.33	INN	None

2.19.1.35	Full company name	Fairacre Holdings Limited	2.19.1.40	2.079%

2.19.1.36	Abbreviated name	Not applicable

2.19.1.37	Registered address	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

2.19.1.38	OGRN	None; registration number 75552C in the jurisdiction of its organization (British Virgin Islands)

2.19.1.39	INN	None

2.19.1.41	Full company name	Grand Financial Group Limited	2.19.1.46	14.17%

2.19.1.42	Abbreviated name	Not applicable

2.19.1.43	Registered address	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

2.19.1.44	OGRN	None; registration number 459071 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.45	INN	None

2.19.1.47	Full company name	Laketown Services Limited	2.19.1.52	42.294%

2.19.1.48	Abbreviated name	Not applicable

2.19.1.49	Registered address	8 Prospect Hill, Douglas, Isle of Man

2.19.1.50	OGRN	None; registration number 087581C in the jurisdiction of its organization (Isle of Man)

2.19.1.51	INN	None

2.19.1.53	Full company name	R&B Investments Limited	2.19.1.58	0.52%

2.19.1.54	Abbreviated name	Not applicable

2.19.1.55	Registered address	Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

2.19.1.56	OGRN	None; registration number 358381 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.57	INN	None

2.19.1.59	Full company name	Thoro Holding Ltd.	2.19.1.64	1.25%

2.19.1.60	Abbreviated name	Not applicable

2.19.1.61	Registered address	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands

2.19.1.62	OGRN	None; registration number 1047641 in the jurisdiction of its organization (British Virgin Islands)

2.19.1.63	INN	None

2.20	The person making the voluntary tender offer acts for the benefit of third parties and in its own name	The person making the voluntary tender offer acts in its own name and for its own benefit

2.21	Information on Each Third Party For the Benefit of Which the Person Making the Voluntary Tender Offer Acts

2.22	If the third party is an individual:

2.22.1.1	Full name	There is no such party

2.22.1.2	Place of residence	Not applicable

2.22.1.3	Details and title of the document (such as an agreement or power of attorney) providing a basis for the person making the voluntary tender offer to act for the benefit of such party	Not applicable

2.22.2.1	Full name	There is no such party

2.22.2.2	Place of residence	Not applicable

2.22.2.3	Details and title of the document (such as an agreement or power of attorney) providing a basis for the person making the voluntary tender offer to act for the benefit of such party	Not applicable

2.23	If the third party is a legal entity:

2.23.1.1	Full company name	There is no such party

2.23.1.2	Abbreviated company name, if any	Not applicable

2.23.1.3	Registered address	Not applicable

2.23.1.4	Main State Registration Number (OGRN)	Not applicable

2.23.1.5	Taxpayer Identification Number (INN)	Not applicable

2.23.1.6	Details and title of the document (such as an agreement or power of attorney) providing a basis for the person making the voluntary tender offer to act for the benefit of such party	Not applicable

2.23.2.1	Full company name	There is no such party

2.23.2.2	Abbreviated company name, if any	Not applicable

2.23.2.3	Registered address	Not applicable

2.23.2.4	OGRN	Not applicable

2.23.2.5	INN	Not applicable

2.23.2.6	Details and title of the document (such as an agreement or power of attorney) providing a basis for the person making the voluntary tender offer to act for the benefit of such party	Not applicable

III. Information on Each Shareholder Which Is an Affiliate of the Person Making the Voluntary Tender Offer to Purchase Securities Issued by the Open Joint Stock Company in Series

3.1	If an individual:

3.1.1.1	Full name	There is no such individual

3.1.1.2	Place of residence	Not applicable

3.1.1.3	Basis of affiliation	Not applicable

Number of shares owned by such affiliate in the open joint stock company

3.1.1.4	Number of shares / percentage[1] of common stock	0 shares / 0.00%	3.1.1.5	Total number of shares / percentage[2] of preferred stock, including:	0 shares /0.00%
				(a) Type A (shares / %2)	0 shares /0.00%

				(b) Type (shares / %2)	Not applicable

				(c) Type (shares / %2)	Not applicable

3.2	If a legal entity:

3.2.1.1	Full company name	Eco Telecom Limited

3.2.1.2	Abbreviated company name, if any	Not applicable

3.2.1.3	Registered address	9/3a International Commercial Centre, Casemates Square, Gibraltar

3.2.1.4	Main State Registration Number (OGRN)	None; registration number 79038 in the jurisdiction of its organization (Gibraltar)

3.2.1.5	Taxpayer Identification Number (INN)	None

3.2.1.6	Basis of affiliation			This entity is a member of the group of persons which includes a legal entity entitled to control more than 20% of all voting rights attached to the voting shares in the legal entity making the voluntary tender offer to purchase securities issued by Open Joint Stock Company Vimpel-Communications (“OJSC VimpelCom”).

Number of shares owned by such affiliate in the open joint stock company

3.2.1.7	Number of shares / percentage[1] of common stock	18,964,799 shares /37.00%	3.2.1.8	Total number of shares / percentage[2] of preferred stock, including:	6,426,600 shares /100.00%
				(a) Type A (shares / %2)	6,426,600 shares /100.00%

				(b) Type (shares / %2)	Not applicable

				(c) Type (shares / %2)	Not applicable

3.2.2.1	Full company name			Telenor East Invest AS

3.2.2.2	Abbreviated company name, if any			Not applicable

3.2.2.3	Registered address			Snarøyveien 30, N-1331 Fornebu, Norway

3.2.2.4	Main State Registration Number (OGRN)			None; registration number 976518209 in the jurisdiction of its organization (Norway)

3.2.2.5	Taxpayer Identification Number (INN)			None

3.2.2.6	Basis of affiliation			This entity is entitled to control more than 20% of all voting rights attached to the voting shares in the legal entity making the voluntary tender offer to purchase securities issued by OJSC VimpelCom.

Number of shares owned by such affiliate in the open joint stock company

3.2.2.7	Number of shares / percentage[1] of common stock	17,254,579 shares /33.60%	3.2.2.8	Total number of shares / percentage[2] of preferred stock, including:	0 shares /0.00%
				(a) Type A (shares / %2)	0 shares /0.00%

				(b) Type (shares / %2)	Not applicable

				(c) Type (shares / %2)	Not applicable

IV. Information on the Number of Shares Owned, in the Aggregate, by the Person Making the Voluntary Tender Offer and its Affiliates in the Open Joint Stock Company

Number of shares owned by such persons in the open joint stock company

4.1	Number of shares / percentage[1] of common stock	36,219,378 shares / 70.60%	4.2	Total number of shares / percentage[2] of preferred stock, including:	6,426,600 shares /100.00%
				(a) Type A (shares / %2)	6,426,600 shares /100.00%

				(b) Type (shares / %2)	Not applicable

				(c) Type (shares / %2)	Not applicable

4.3	Number of shares / percentage[3] represented by shares, specified by Article 84.1(1) of the Federal Law “On Joint Stock Companies” and owned by the person making the voluntary tender offer and its affiliates in the open joint stock company				42,645,978 shares / 73.90%

V. Information on the Securities Issued by the Open Joint Stock Company in Series and Specified in the Voluntary Tender Offer

5.1	Type/class/series of securities to be purchased		5.2	Number of such securities / percentage[4] represented by such securities

5.1.1	Uncertificated registered shares of common stock, registered under No. 1-02-00027-A		5.2.1	51,281,022 shares / 100.00%

5.1.2	Type A uncertificated registered preferred shares, registered under No. 2-01-00027-A		5.2.2	6,426,600 shares / 100.00%

VI. Information on the Terms and Conditions of the Voluntary Tender Offer in Respect of Securities Issued by the Joint Stock Company in Series

6.1	Type/class/series of securities to be purchased	Uncertificated registered shares of common stock, registered under No. 1-02-00027-A

Terms and Conditions of the Purchase of Such Securities Issued in Series

6.1.1	The proposed purchase price of securities or the method for the determination of such price	One hundredth of a ruble (RUR0.01) per security purchased and specified in 6.1 above

6.1.2	Substantiation of the proposed purchase price of securities, including information on the compliance of the proposed purchase price of securities with Article 84.2(4) of the Federal Law “On Joint Stock Companies”	Such information is not required in this voluntary tender offer under Article 84.1(2) of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995.

6.1.3	Consideration in cash for securities to be purchased	Payment in cash for securities specified in 6.1 above will be made by wire transfer in Russian rubles at the proposed purchase price specified in 6.1.1 above.

6.1.4	Period for, and method of, payment in cash for securities to be purchased

If a person accepts this voluntary tender offer in accordance with 6.3.1 below (a “Seller”) and transfers its securities specified in 6.1 above to VimpelCom Ltd. in accordance with 6.3.4 below, such securities will be paid for in accordance with 6.1.3 above within fifteen (15) calendar days after an entry is made to record the depositing of the securities in the securities account of VimpelCom Ltd.

Such payment will be made pursuant to a payment order of VimpelCom Ltd. to the applicable Seller’s bank account as specified in the notice of acceptance of this voluntary tender offer (the “Notice”) delivered by such Seller in accordance with 6.3.1 below.

6.1.5	Consideration in kind, in the form of other securities (specify such other securities), for securities to be purchased	Securities specified in 6.1 above may, at a Seller’s option, be paid for in kind with American Depositary Receipts representing common shares in VimpelCom Ltd., CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 106, International Securities Identification Number (ISIN) US92719A1060, CFI (Classification of Financial Instruments) code ESVUFA and issued by The Bank of New York Mellon, a New York, U.S.A. banking corporation (or its London, U.K. office), each such depositary receipt representing one (1) common share in VimpelCom Ltd. (“Common DRs”), provided that such payment is subject to the restrictions on the distribution and transfer of foreign securities in the Russian Federation as described in 8.1 below. If a Seller selects such form of consideration, VimpelCom Ltd. will transfer twenty (20) Common DRs to such Seller for each share purchased from such Seller and specified in 6.1 above.

6.1.6	Period for, and method of, payment in kind (in the form of other securities) for securities to be purchased

If a Seller transfers its securities specified in 6.1 above in accordance with 6.3.4 below, such securities will be paid for in accordance with 6.1.5 above within fifteen (15) calendar days after an entry is made to record the depositing of the securities in the securities account of VimpelCom Ltd.

Such payment will be effected by transfer of the relevant number of Common DRs to the relevant Seller’s account as specified in the Notice delivered by such Seller in accordance with 6.3.1 below.

6.1.7	Statement on the options that the owner of securities to be purchased has regarding the form of consideration	Each Seller will have the option to select the form of consideration for securities specified in 6.1 above.

6.1.8	Minimum total number of securities / percentage[4] represented by the securities to be specified in all notices of sale given to the person making the voluntary tender offer	48,395,641 shares / 94.37%

6.2	Type/class/series of securities to be purchased	Type A uncertificated registered preferred shares, registered under No. 2-01-00027-A

Terms and Conditions of Purchase of Such Securities Issued in Series

6.2.1	The proposed purchase price of securities or the method for the determination of such price	One hundredth of a ruble (RUR0.01) per security purchased and specified in 6.2 above

6.2.2	Substantiation of the proposed purchase price of securities, including information on the compliance of the proposed purchase price of securities with Article 84.2(4) of the Federal Law “On Joint Stock Companies”	Such information is not required in this voluntary tender offer under Article 84.1(2) of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995.

6.2.3	Consideration in cash for securities to be purchased	Payment in cash for securities specified in 6.2 above will be made by wire transfer in Russian rubles at the proposed purchase price specified in 6.2.1 above.

6.2.4	Period for, and method of, payment in cash for securities to be purchased	If a Seller transfers its securities specified in 6.2 above to VimpelCom Ltd. in accordance with 6.3.4 below, such securities will be paid for in accordance with 6.2.3 above within fifteen (15) calendar days after an entry is made to record the depositing of the securities in the securities account of VimpelCom Ltd.

Such payment will be made pursuant to a payment order of VimpelCom Ltd. to the relevant Seller’s bank account as specified in the Notice delivered by such Seller in accordance with 6.3.1 below.

6.2.5	Consideration in kind, in the form of other securities (specify such other securities), for securities to be purchased	Securities specified in 6.2 above may, at a Seller’s option, be paid for in kind, with other securities, namely, American Depositary Receipts representing convertible preferred shares in VimpelCom Ltd., CUSIP (Committee on Uniform Securities Identification Procedures) number 92719A 205 International Securities Identification Number (ISIN) US92719A2050, CFI (Classification of Financial Instruments) code ESVTFA and issued by The Bank of New York Mellon, a New York, U.S.A. corporation (or its London, U.K. office), each such depositary receipt representing one (1) convertible preferred share in VimpelCom Ltd. (“Preferred DRs”) (Common DRs and Preferred DRs being referred to collectively as “DRs”), provided that such payment is subject to the restrictions on the distribution and transfer of foreign securities in the Russian Federation as described in 8.1 below. If a Seller selects such form of consideration, VimpelCom Ltd. will transfer twenty (20) Preferred DRs to such Seller for each share purchased from such Seller and specified in 6.2 above.

6.2.6	Period for, and method of, payment in kind (in the form of other securities) for securities to be purchased	If a Seller transfers its securities specified in 6.2 above in accordance with 6.3.4 below, such securities will be paid for in accordance with 6.2.5 above within fifteen (15) calendar days after an entry is made to record the depositing of the securities in the securities account of VimpelCom Ltd.

Such payment will be effected by transfer of the relevant number of Preferred DRs to the relevant Seller’s account as specified in the Notice delivered by such Seller in accordance with 6.3.1 below.

6.2.7	Statement on the options that the owner of securities to be purchased has regarding the form of consideration	Each Seller will have the option to select the form of consideration for securities specified in 6.2 above.

6.2.8	Minimum total number of securities / percentage[4] represented by the securities to be specified in all notices of sale given to the person making the voluntary tender offer	6,426,600 shares / 100.00%

6.3	Other Terms and Conditions of Purchase of Securities Issued in Series

6.3.1	Period of acceptance of the voluntary tender offer (i.e., the person making the voluntary tender offer is to receive a notice of sale of securities within such period)	The period of acceptance of the voluntary tender offer (within which any Notice (as defined in 6.1.4 above), which must comply with 8.2 below, must be received by VimpelCom Ltd.) is seventy (70) calendar days from the date of receipt of this voluntary tender offer by OJSC VimpelCom. The date of receipt of this voluntary tender offer by OJSC VimpelCom will be specified in the information pack sent by OJSC VimpelCom to its shareholders in accordance with the first paragraph of Article 84.3(2) of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995.
6.3.2	Mailing address for notices of sale of securities to be purchased	VimpelCom Ltd., c/o The National Registry Company (Central Office), 6 Veresaev Street, Moscow 121357, Russian Federation
6.3.3	Address for personal delivery of notices of sale of securities	VimpelCom Ltd., c/o The National Registry Company (Central Office), 6 Veresaev Street, Moscow 121357, Russian Federation
6.3.4	Deadline for depositing securities to be purchased to the securities account/custody account of the person making the voluntary tender offer, and procedure for the transfer of securities to be purchased	If securities specified in 6.1 and/or 6.2 above are to be purchased under this voluntary tender offer, such securities must be deposited in the securities account of the purchaser, VimpelCom Ltd., which is specified in 6.3.5 below, free and clear of all third party claims, within fifteen (15) calendar days after the expiration of the period of acceptance specified in 6.3.1 above for this voluntary tender offer.

The purchase of and payment for a Seller’s securities specified in 6.1 and/or 6.2 above under this voluntary tender offer made by VimpelCom Ltd. will be subject to the satisfaction of all of the following conditions:

(1) The Notice complies with applicable Russian law and 8.2 below;

(2) The number of securities specified in all Notices delivered to VimpelCom Ltd. is not less than the minimum number specified by 6.1.8 above or 6.2.8 above, as applicable. VimpelCom Ltd. shall have the right, in its discretion and at any time prior to the expiration of the period of acceptance specified in 6.3.1 above for this voluntary tender offer, to waive the requirement that the number of securities specified in all Notices delivered to VimpelCom Ltd. under this voluntary tender offer be not less than the minimum number specified by 6.1.8 above or 6.2.8 above, as applicable, and may acquire such smaller number of securities as may actually be specified in all Notices delivered to VimpelCom Ltd. Any exercise of such right shall be disclosed as provided under the Regulations on Requirements for How to Take Certain Actions in Connection with the Acquisition of More Than 30% of the Shares in an Open Joint Stock Company, approved by Order No. 06-76/pz-n of Russia’s Federal Service for Financial Markets, dated July 13, 2006, for the purpose of the disclosure of the contents of a voluntary tender offer;

(3) If a Seller elects to have its securities paid for in kind with DRs, under this voluntary tender offer,

(a) such Seller must confirm its status as a qualified investor within the meaning of Article 51.2 of Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996, which confirmation must specify the types of securities and/or other financial instruments in relation to which such Seller is treated as a qualified investor, if applicable, and must be accompanied by copies of supporting documents (including an extract from the register of persons deemed to be qualified investors, if applicable); and (b) such Seller must provide information on the broker (including his name, address and license details) to be retained by such Seller to acquire DRs, as required by Article 27.6(3) of Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996, and specify such Seller’s account and other details for depositing DRs in such Seller’s name; and

(4) Prior approvals have been obtained from the Government Commission for Supervision of Foreign Investment in the Russian Federation and from Russia’s Federal Anti-Monopoly Service for the acquisition of 100% of all voting shares in OJSC VimpelCom by VimpelCom Ltd. and VimpelCom Holdings B.V.

If any of the above conditions is not satisfied, VimpelCom Ltd. will, within five (5) calendar days after the expiration of the period of acceptance specified in 6.3.1 above for this voluntary tender offer, notify the relevant Seller that such Seller’s securities cannot be purchased by VimpelCom Ltd. under this voluntary tender offer on the terms specified in the Notice, which notice will state the reasons why such purchase cannot be completed.

Securities will be deposited in the securities account of VimpelCom Ltd., which is maintained in OJSC VimpelCom’s share register and kept by an independent registrar, Closed Joint Stock Company “The National Registry Company,” the details of which are provided in 8.3 below) (the “Registrar”). Such deposit will be made in accordance with applicable Russian law and the terms and conditions for the maintenance of the relevant share register.

Each Seller must take all necessary actions in connection with the transfer of title to the securities specified in such Seller’s Notice to VimpelCom Ltd. and the registration of such transfer in OJSC VimpelCom’s share register. The services provided by the Registrar to register the transfer of title to such securities and to deposit the same in the securities account of VimpelCom Ltd., which is maintained in OJSC VimpelCom’s share register, will be paid for by VimpelCom Ltd.

For the purpose of depositing the securities specified in any Notice in the securities account of VimpelCom Ltd., which is maintained in OJSC VimpelCom’s share register, each Seller must deliver an appropriate transfer form or, if applicable, give instructions to the depository which records ownership interests in such securities issued by OJSC VimpelCom and cause such depository to deliver an appropriate transfer form to the Registrar. Such transfer form or, if applicable, instructions to the depository, must be completed in accordance with applicable law, the Registrar’s and, if applicable, the relevant depository’s, instructions, this item 6.3.4 and item 6.3.5 below.

The “Basis for Registration” section (or other similar section) of the transfer form must include a reference to the acceptance of this voluntary tender offer as a basis for the registration of the transfer of title to the securities of OJSC VimpelCom to be transferred and specify the date of expiration of the period of acceptance specified in 6.3.1 above for this voluntary tender offer.

If a Seller’s ownership interests in securities are recorded by a depository and such Seller has registered the transfer of securities in the depository’s records it is recommended that such Seller send or deliver to the address specified in 6.3.2 above a statement/certificate certified by the depository and confirming that such securities have been transferred from such Seller’s custody’s account to VimpelCom Ltd.

The transfer of securities by a Seller to the securities account of VimpelCom Ltd. under this voluntary tender offer will constitute confirmation that such securities are free and clear of all third party claims, that such securities have been sold by the relevant Seller in accordance with such Seller’s constitutive documents (if such Seller is a legal entity) and in accordance with applicable law and that such Seller has obtained all approvals and consents (including corporate approvals and third party consents) necessary for the transfer of securities under applicable law.

6.3.5	Details of the person making the voluntary tender offer to be specified in any transfer form in respect of securities to be purchased

The following information must be specified in the “Transferee’s Account” section (or other similar section) of the transfer form:

(1)    OJSC VimpelCom’s securities transferred by the relevant Seller must be deposited in the account of VimpelCom Ltd. as owner;

(2)    such person’s full official name: VimpelCom Ltd.; and

(3)    its registration details:

•        registration number 43271 in the jurisdiction of its organization (Bermuda);

•        the relevant registration authority: the registrar of companies;

• the document evidencing its state registration: a certificate of incorporation; and • the date of registration: June 5, 2009.
6.3.6	Plans that the person making the voluntary tender offer has with respect to the open joint stock company in which shares are purchased, including plans concerning employees of such open joint stock company	Such information is not required in this voluntary tender offer under Article 84.1(2) of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995.

VII. Information on the Bank Guarantee Accompanying the Voluntary Tender Offer

7.1	Information on the Guarantor

7.1.1	Full company name	ING Bank (Eurasia) ZAO (Closed Joint Stock Company)

7.1.2	Abbreviated company name, if any	ING Bank (Eurasia) ZAO

7.1.3	Registered address	36 Krasnoproletarskaya Street, Moscow 127473

7.1.4	Main State Registration Number (OGRN)	1027739329375

7.1.5	Taxpayer Identification Number (INN)	7712014310

7.2	Terms and Conditions of the Bank Guarantee

7.2.1	The amount of the bank guarantee or the method for the determination of such amount	Five hundred seventy seven thousand seventy six 22/100 (577,076.22) rubles

7.2.2	Bank guarantee irrevocable	The bank guarantee is irrevocable at any time during the term thereof, as required by Article 84.1(5) of Federal Law No. 208-FZ “On Joint Stock Companies,” dated December 26, 1995, and Article 371 of the Civil Code of the Russian Federation.

7.2.3	The term of the bank guarantee or the method for the determination of such term	The bank guarantee shall be effective from January 12, 2010 and shall continue in effect through December 31, 2010.

VIII. Other Additional Information Specified in the Voluntary Tender Offer

8.1	Restrictions on the distribution and transfer of foreign securities in the Russian Federation	DRs offered as a form of consideration for securities of OJSC VimpelCom to be purchased can only be acquired by a Seller which is a qualified investor within the meaning of Article 51.2 of Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996.

8.2	Notice of sale of securities

Any Notice must be in writing and contain the following information:

(1) The title: “Notice of Sale of Shares in Open Joint Stock Company Vimpel-Communications under the Voluntary Tender Offer Made by VimpelCom Ltd.”;

(2) If given by a legal entity:

•        the Seller’s full company name;

•        the Seller’s registered address; and

•        details of the Seller’s state registration, including the date of registration, the relevant registration authority and the number of the relevant certificate of registration (if the Seller is a Russian legal entity such information must include its Main State Registration Number (OGRN), the date on which the relevant entry was made in the Unified State Register of Legal Entities, and the relevant registration authority);

(3) If given by an individual:

•        the Seller’s full name;

•        the Seller’s place of residence (registered address);

•        the Seller’s passport details (including the series, number and date and place of issue of his or her passport); and

•        the date and place of birth of the Seller;

(4) The type, class and number of securities that the Seller agrees to sell under this voluntary tender offer (such information to be separately provided for each type and class of securities); and

(5) The form of consideration selected for the securities that the Seller agrees to sell under this voluntary tender offer (such information to be separately provided for each type and class of securities).

If a Seller selects DRs as the form of consideration for securities that the Seller agrees to sell under this voluntary tender offer, the Notice must also state that:

(1) the Seller confirms on its own behalf that the Seller is or is not, as of the date of delivery of the Notice, and will or will not, as of the date of payment for its securities purchased under this voluntary tender offer (as provided by 6.1.6 above or 6.2.6 above, as applicable), be a qualified investor within the meaning of Article 51.2 of Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996, which confirmation must specify the types of securities and/or other financial instruments in relation to which the Seller is treated as a qualified investor, if applicable, and must be accompanied by copies of supporting documents (including an extract from the register of persons deemed to be qualified investors, if applicable);

(2) details of the broker (including the name, address and license details) to be retained by the Seller to acquire DRs, as required by Article 27.6(3) of Federal Law No. 39-FZ “On the Securities Market,” dated April 22, 1996;

(3) the Seller’s account number and other details required to register DRs in the Seller’s name; and

(4) the main and, if necessary, additional method(s) for giving notice under 6.3.4 above to advise the Seller that the Seller’s securities cannot be purchased by VimpelCom Ltd. under this voluntary tender offer on the terms specified in the Notice.

The recommended form of Notice will be published by VimpelCom Ltd. at http://www.vimpelcomlimited.com on or before the date of receipt of this voluntary tender offer by OJSC VimpelCom.

The Notice must be signed by the Seller (or an authorized representative of the Seller whose authority must be evidenced by a duly executed original power of attorney or other appropriate original document or a notarized copy thereof attached to the Notice). If the Seller is a foreign legal entity and has a company seal or is a Russian legal entity, its company seal must be affixed to the Notice.

Each Seller will be legally responsible for the accuracy of any information specified in such Seller’s Notice and for the consistency of such information with the information contained in the share register of OJSC VimpelCom.

8.3	Details of the registrar of OJSC VimpelCom

(1)    The registrar’s name:

•        Full name: Closed Joint Stock Company “The National Registry Company”;

•        Abbreviated name: NRC

(2)    Registered / mailing address: 6 Veresaev Street, Moscow 121357, Russian Federation;

(3)    Main State Registration Number (OGRN) 1027739063087

(4)    Taxpayer Identification Number (INN) 7705038503

(5)    Registration Reason Code (KPP) 773101001

(6)    Details of its license to maintain a register:

•        Date of issue: September 6, 2002;

•        No. 10-000-1-00252;

•        Form number: Series 03 No. 000397;

•        Period of validity: perpetual;

•        Issued by the Russian Federal Commission for the Securities Market; and

• Signed by I.V. Kostikov, Chairman, Russian Federal Commission for the Securities Market.

8.4	Additional information for shareholders of OJSC VimpelCom	Altimo Holdings & Investments Ltd. (“Altimo”) and Telenor East Invest AS (“Telenor”) are parties to a share exchange agreement with respect to their respective shareholdings in OJSC VimpelCom and Closed Joint Stock Company Kyivstar GSM, a company organized under the laws of Ukraine, dated October 4, 2009 (the “Share Exchange Agreement”), under which the acquisition by VimpelCom Ltd. of more than 95% of the total number of OJSC VimpelCom’s outstanding voting shares under this voluntary tender offer and a public offer made by VimpelCom Ltd. outside the Russian Federation on terms and conditions substantially similar to this voluntary tender offer is contingent upon the fulfillment or waiver by Altimo and Telenor in their sole discretion of certain conditions. If such conditions are not so fulfilled or waived in accordance with the Share Exchange Agreement, Altimo and/or Telenor have the right not to sell their shares in OJSC VimpelCom under this voluntary tender offer, thus causing the condition specified in 6.3.4(2) above not to be fulfilled and no securities to be purchased or paid for under this voluntary tender offer.

[1]	Specify as a percentage of all issued and outstanding shares of common stock with an accuracy to at least two decimal places.
[2]	Specify as a percentage of all issued and outstanding preferred shares with an accuracy to at least two decimal places.
[3]	Specify as a percentage of all issued and outstanding shares specified in Article 84.1(1) of the Federal Law “On Joint Stock Companies,” with an accuracy to at least two decimal places.
[4]	Specify as a percentage of all issued and outstanding securities of such type/class/series with an accuracy to at least two decimal places.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that VimpelCom Ltd. is unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond VimpelCom Ltd.’s control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

Important Additional Information

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication or distribution of this announcement and any separate documentation regarding the intended offer, the making of the intended offer or the issuance and offer to purchase OJSC VimpelCom shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. Neither VimpelCom Ltd. nor any of its affiliates undertake any liability of any kind for any violation of applicable law. The solicitation and the offer to purchase shares of OJSC VimpelCom’s common stock or preferred stock or ADRs representing shares of OJSC VimpelCom’s common stock will only be made pursuant to an offer to purchase and related materials that are intended to be filed with the SEC and a voluntary tender offer statement prepared in compliance with applicable Russian law.

VimpelCom Ltd. intends to file a registration statement and tender offer statement, together with other related materials, with the SEC in connection with the proposed transactions. Information regarding the participants in the proposed offer and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. VIMPELCOM LTD. URGES OJSC VIMPELCOM SHAREHOLDERS TO READ THESE MATERIALS REGARDING THE POTENTIAL OFFER CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED OFFER.

OJSC VimpelCom shareholders will be able to obtain a free copy of such materials without charge at the SEC’s website (http://www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC.